**Mr. Lebovitz owns directly 12,422,663 shares. Mr. Lebovitz is the sole owner of Hill Industries, Inc., which owns 2,094,344 shares. Mr. Lebovitz owns a 30% interest in Hill Industries LLC, which owns 18,849,007 shares. Hill Industries Inc. owns a 40% interest in Hill Industries LLC. Mr. Lebovitz disclaims beneficial ownership of the shares owned by Hill Industries, Inc. and Hill Industries LLC.